UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Explanatory Note

AirNet Technology Inc. (the “Company”) is furnishing this Amendment on Form 6-K/A (this “Amendment”) to its current report on Form 6-K furnished on August 20, 2025 (the “Original 6-K”), solely to correct certain clerical errors in the description of the Company’s share capital. Specifically, this Amendment corrects references to (i) the authorized share capital and par value of the Company’s shares as of the record date, and (ii) the proposed authorized share capital and par value adjustments set forth in the Original 6-K, including related disclosures in the resolutions, proxy card, and exhibits. The corrected disclosure is set forth below. Except as described in this explanatory note, this Amendment does not amend, modify, or update any other disclosures contained in the Original 6-K.

1.	Certain information on page 1, 3, 6 of Exhibit 99.1 to the Original 6-K. Disclosure related to Proposal No. 1 Share Capital Amendment should read as follows:

As an ordinary resolution, to approve an amendment of the share capital of the Company (the “Share Capital Amendment”) from US$40,000,000 divided into: (i) 900,000,000 ordinary shares of a par value of US$0.04 each (“Ordinary Shares”); and (ii) 100,000,000 preferred shares of a par value of US$0.04 each (“Preferred Shares”) to US$40,000,000 divided into: (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.04 each (“Class A Shares”); and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.04 each (“Class B Shares”), in each case having the rights and subject to the restrictions set out in the Amended M&A (hereinafter defined) by:

a) all issued Ordinary Shares be re-designated as Class A Shares;

b) all authorized but unissued Ordinary Shares be re-designated as Class A Share; and

c) 100,000,000 authorized but unissued Preferred Shares be re-designated as Class B Shares.

2.	Certain information on page 1, 3 of Exhibit 99.1 to the Original 6-K. Disclosure related to Proposal No. 2 Reverse Share Split and Share Consolidation should read as follows:

Subject to the approval and implementation of the Share Capital Amendment, as an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$40,000,000 divided into (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$40,000,000 divided into (i) as low as 9,000,000 Class A Ordinary Shares of a par value of US$4 each and 1,000,000 Class B Ordinary Shares of a par value of US$4 each (the “Reverse Share Split and Share Consolidation Proposal”); authorization of the Reverse Share Split and Share Consolidation Proposal to be approved as an ordinary resolution.

3.	Certain information on page 3 of Exhibit 99.1 to the Original 6-K. Disclosure related to the par value of the Company’s ordinary shares as of the record date should read as follows:

Record holders Ordinary Shares (“Ordinary Shares”) as of the close of business on August 13, 2025, New York time, are entitled to vote at the Extraordinary Meeting. As of August 13, 2025, 31,195,477 of our Ordinary Shares, par value US$0.04 per share, were issued and outstanding.

4.	Certain information on page 8 of Exhibit 99.1 to the Original 6-K. Disclosure related to the description of Proposal No. 2 Reverse Share Split and Share Consolidation, should read as follows:

The Reverse Share Split and Share Consolidation will be implemented simultaneously for all Class A ordinary shares, US$0.04 par value each, of the company (the “Class A Ordinary Shares”) and Class B ordinary shares, US$0.04 par value each, of the company (the “Class B Ordinary Shares”, together with “Class A Ordinary Shares”, the “Ordinary Shares”) such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$40,000,000 divided into (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$1,000,000 divided into (i) as low as 9,000,000 Class A Ordinary Shares of a par value of US$4 each and 1,000,000 Class B Ordinary Shares of a par value of US$4 each.

5.	Certain information on page 11 of Exhibit 99.1 to the Original 6-K. Disclosure related to the full text of Proposal No. 2 Reverse Share Split and Share Consolidation, should read as follows:

The full text of the resolution to be voted upon at the Annual General Meeting in respect of Proposal No. 2 is as follows:

“RESOLVED, as an ordinary resolution that the Reverse Share Split and Share Consolidation of the Company’s issued and outstanding Ordinary Shares at an exchange ratio of up to 1:100, but not less than 1:5 (the “Approved Consolidation Ratio”) such that the number of authorised Ordinary Shares is decreased and the par value of each Ordinary Share is increased by the Approved Consolation Ratio with such Reverse Share Split and Share Consolidation to be effected at such time and date as determined but the Board of the Company in its discretion, and that, subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, as a result of the Reverse Share Split and Share Consolidation, the authorised share capital of the Company shall be altered from US$40,000,000 divided into (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$40,000,000 divided into (i) as low as 9,000,000 Class A Ordinary Shares of a par value of US$4 each and 1,000,000 Class B Ordinary Shares of a par value of US$4 each, be and is hereby approved in all respects.”

6.	Certain information on page A-1 of Exhibit 99.1 to the Original 6-K. Disclosure related to the Appendix A Third Amended and Restated Articles of Associations, should read as follows:

5. The authorized share capital of the Company is US$40,000,000 divided into 9,000,000 Class A Ordinary Shares of a nominal or par value of US$4 each and 1,000,000 Class B Ordinary Shares of a nominal or par value of US$4 each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act and the Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

7.	Certain information on page A-1 of Exhibit 99.1 to the Original 6-K. Disclosure related to the proposed par value of the Company’s shares in Appendix A Third Amended and Restated Articles of Associations should read as follows:

“Class A Ordinary Shares”

Class A Ordinary Shares of par value of US$4 each in the capital of the Company with the rights set out in these Articles;

“Class B Ordinary Shares”

Class B Ordinary Shares of par value of US$4 each in the capital of the Company with the rights set out in these Articles;

8.	Certain information on page D-4 of Exhibit 99.1 to the Original 6-K. Disclosure related to the proposed par value of the Company’s shares in Appendix D 2025 Equity Incentive Plan, should read as follows:

(dd) “Ordinary shares” means the ordinary shares, par value $0.04 per share, of the Company, as duly amended by shareholder resolution at the Company’s general shareholder meeting on 3 September 2025, (and any stock, shares or other securities into which such ordinary shares may be converted exchanged) as such shares may be altered, reclassified, redesignated, divided, subdivided, consolidated, or otherwise adjusted from time to time in accordance with the Company’s Memorandum and Articles of Association.

9.	Certain information on Exhibit 99.2 to the Original 6-K. Disclosure related to the Proposal No. 1 Share Capital Amendment and the Proposal No. 2 Reverse Share Split and Share Consolidation in the Proxy Card, should read as follows:

1.	As an ordinary resolution, to approve an amendment of the share capital of the Company (the “Share Capital Amendment”) from US$40,000,000 divided into: (i) 900,000,000 ordinary shares of a par value of US$0.04 each (“Ordinary Shares”); and (ii) 100,000,000 preferred shares of a par value of US$0.04 each (“Preferred Shares”) to US$40,000,000 divided into: (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.04 each (“Class A Shares”); and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.04 each (“Class B Shares”), in each case having the rights and subject to the restrictions set out in the Amended M&A (hereinafter defined) by:

a)	all issued Ordinary Shares be re-designated as Class A Shares;

b)	all authorized but unissued Ordinary Shares be re-designated as Class A Shares; and

c)	100,000,000 authorized but unissued Preferred Shares be re-designated as Class B Shares.

2.	Subject to the approval and implementation of the Share Capital Amendment, as an ordinary resolution, to authorize the Company’s board of directors (the “Board”) to effect a reverse share split (the “Reverse Share Split” and share consolidation (the “Share Consolidation”) (the Reverse Share Split and Share Consolidation, the “Reverse Share Split and Share Consolidation”), of the Company’s authorized and issued share capital, at a ratio of up to one-for-one hundred, but in any case at a ratio of not less than one-for-five (the “Approved Consolidation Ratio”), at a date to be determined by the Board, with the exact ratios to be set at a whole number within this range, as determined by the Board in its sole discretion, such that the number of authorized and issued Class A Ordinary Shares and Class B Ordinary Shares is decreased by the Approved Consolidation Ratio, with the par value per Class A Ordinary Share and Class B Ordinary Share increased by the Approved Consolidation Ratio. Such Reverse Share Split and Share Consolidation to be effected, at the specific Approved Consolidation Ratio (subject to the above maximum), as to be determined by the Board, and in order to effect the Reverse Share Split and Share Consolidation and subject to adjustment pending the Board’s determination of the precise Approved Consolidation Ratio of the Reverse Share Split and Share Consolidation, the authorized share capital of the Company shall be altered from US$40,000,000 divided into (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.04 each, and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.04 each, to US$40,000,000 divided into (i) as low as 9,000,000 Class A Ordinary Shares of a par value of US$4 each and 1,000,000 Class B Ordinary Shares of a par value of US$4 each (the “Reverse Share Split and Share Consolidation Proposal”); authorization of the Reverse Share Split and Share Consolidation Proposal to be approved as an ordinary resolution.

The form of the Company’s proposed Amended and Restated Memorandum and Articles of Association, revised to reflect the corrected disclosure described above, is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Revised Proposed Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: September 2, 2025	By:	/s/ Dan Shao
	Name:	Dan Shao
	Title:	Chief Executive Officer